Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 30, 2011

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	Kinetics Mutual Funds, Inc. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811- 09303

Kinetics Portfolios Trust (the “Trust”)
Registration No. 811-09923

Dear Ms. Hatch:

This correspondence is being filed in response to the oral comments and suggestions provided by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) on May 12, 2011, regarding the Commission’s Review of the Company’s and the Trust’s Annual Report dated December 31, 2010 (the “Report”) and the related NSAR-B filing for the same time period.

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Company’s responses.

Kinetics Mutual Funds

Letter to Shareholders

1.
Staff Comment:  In the section beginning with “Letter to Shareholders” on page two, please include in future reports the graphical representation of each Fund’s holdings as required by Item 27 of Form N-1A.

Response:  The Company responds by agreeing to include such graphical representations in future reports.

2.
Staff Comment:  In the “Letter to Shareholders” on page two, with respect to management’s discussion of Fund performance, please include in future reports an explanation for such instances where a Fund has underperformed or reported returns that significantly deviate from its benchmark.  For example, for the period covered by the Report, the Water Infrastructure Fund greatly underperformed its benchmark, but an explanation for the underperformance was not included.

Response:   The Company responds by agreeing to include such discussions in future reports.

Financial Highlights

3.
Staff Comment:  In the “Financial Highlights,” as described in Section 5.48 of the Audit Guide please consider including the portfolio turnover of the Trust’s Master Portfolio’s within the “Financial Highlights” of the Company’s Feeder Funds.

Response:   The Company responds by agreeing to include the portfolio turnover of the Trust’s Master Portfolios in the Financial Highlights of the Company’s Feeder Funds in future reports.

Kinetics Portfolios Trust

Allocation of Portfolio Assets

4.
Staff Comment:  In the “Allocation of Portfolio Assets” section for each of the Kinetics Portfolios Trust Portfolios, please consider including in future reports a more detailed graphical representation of each Portfolio’s holdings as required by Item 27 of Form N-1A.  For example, where each portfolio invests significantly in common stock, consider depicting sub-categories of investment, such as industry and country, if applicable.

Response:  The Trust responds by agreeing to include such graphical representations in future reports.

5.
Staff Comment:  In the Trust’s “Allocation of Portfolio Assets,” please consider clearly clarifying in future reports that the investments made by each Portfolio are based on each Portfolio’s investment objective.

Response:   The Company responds by agreeing to textually disclose each Portfolio’s investment objective adjacent to the Portfolio’s “Allocation of Portfolio Assets.”

6.
Staff Comment:  In the Trust’s “Allocation of Portfolio Assets,” with respect to short-term investments, please include in future reports an explanation for circumstances where a Portfolio has held short-term investments.  For example, for the period covered by the Report, the Water Infrastructure Portfolio held short-term investments in the amount of 34.7%, but an explanation (e.g. for temporary defensive purposes) for such short-term investment was not included.

Response:   The Company responds by agreeing to include such explanations in future reports.

Statement of Assets & Liabilities

7.	Staff Comment: In the Trust’s “Statement of Assets & Liabilities,” please provide a brief explanation for the “Payable to Broker” line item.

Response:   The Company notes that this represents a cash balance owed the broker as a result of exercised written put options, margin calls and margin interest charges.  Since May 10, 2011 this account has had a zero balance.

In connection with this response to the Staff’s comments, the Company, on behalf of the Fund, hereby states the following:

(1)
The Fund acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Adam Henkel, Esq. at (414) 765-5598 or the undersigned at (914) 703-6900.

Very truly yours,

___________________________
Leonid Polyakov
Treasurer
KINETICS MUTUAL FUNDS, INC.

cc:	Drinker Biddle & Reath LLP